January 19, 2011

Russell Mancuso

Branch Chief

Division of Corporation Finance

100 F Street, N.E.

Washington, D. C. 20549

Attn: Allicia Lam

Re:	GreenCell, Incorporated
Amendment No. 5 to Form S-1
File No. 333-167147

Dear Mr. Mancuso:

Please find below our responses to the Division of Corporation Finance’s (the “Division”) November 30, 2010 comment letter:

Our Business, page 3

Response to Comment 1

We have clarified proof of concept and prototype and stated that the material aspects for the 120-volt igniter are complete for the proof of concept and full prototype and that we are currently completing a 120-volt UltraTemp igniter to a specific shape and voltage requirements according to the requirements of a potential OEM customer.

Located at page 3,22 (footnote *)

Response to Comment 2

We have reconciled our disclosure, including at Note 1 to the financial statements, to consistently reflect that we do not anticipate generating revenues until the fourth quarter of 2011.

Located at page F-5

Although as a result of this offering, page 11

Response to Comment 3

We have removed the implication that Section 16 reports may be required before the filing of the Exchange Act registration.

Located at page 11

Response to Comment 4

We have noted the authority upon which we rely to be eligible to use Form 8-A, specifically Section 12(g) of the Securities & Exchange Act of 1934.

Located at page 11

There are potential conflicts of interests, page 12

Response to Comment 5

Our disclosure in this risk factor is now consistent with our description of royalties.

Located at page 12

Our stock is considered penny stock, page 13

Response to Comment 6

We have cited the authority (Rule 15(g)-9) upon which broker-dealers must satisfy certain sales practice requirements, other than with established customers and accredited investors.

Located at page 13

Selling Security Holders, page 15

Response to Comment 7

We have described the consulting relationship that Byrd Financial had with General Automotive. Additionally, in another section of the Prospectus, we have described the consulting relationship that Emerging Markets Consulting, LLC had with General Automotive.

Located at page 17,33

Response to Comment 8

We have clarified throughout the Prospectus that no shares are being registered by Byrd & Company, LLC and are therefore not part of the Offering, but that 95,000 shares are being registered by James Byrd, Jr., which represents half of the 190,000 shares purchased by James Byrd, Jr. through his retirement account, James Byrd, Jr. SEP-IRA, and therefore are part of the Offering (the 95,000 shares). Additionally, please note that we have summarized the Byrd Family member holders who have registered 50% of their shares in this Offering. Please also note that due to an error, James Painter, has been eliminated as a Selling Shareholder. This is because we previously had incorrectly reflected 95,000 shares as being registered by James Painter on the incorrect premise that they had been purchased as “joint tenants in the entirety.” We have corrected this error by: (a) including Ryan Painter as a Selling Shareholder since she individually purchased 190,000 shares and not as joint tenants in the entirety and stating that half of the 190,000 shares (95,000 shares) are being registered herein (in the S-1 Registration Statement) and therefore are part of this offering; and (b) stating in our Material Agreements Section beginning on page 32 that neither James Painter or Emerging Markets Consulting, LLC are selling shareholders and therefore are not part of the offering. Additionally, please note that we have summarized the Painter related family members that are selling shareholders and therefore part of the Offering, how many shares they own and how many are being registered.

Related Shareholders, page 18

Response to Comment 9

The **footnote indication was originally included in error and has been removed.

Located at page 15,17,33,34

Business, page 22

Response to Comment 10

We originally believed that we were subject to material risks patent infringement risks; however, upon further examination, we believe that this risk could generally be applied to any company in similar circumstances, and does not represent a present material risk that should be included in the Prospectus. Additionally, we have included the material risk that “because we have not filed for patent protection of our technologies, we face the risk of being inadequately protected.”

Located at page 7

Refer to the table on page 22

Response to Comment 11

SenCer Completed a funded engineering study of the potential for an UltraTemp fuel cell the focus of this work was primarily on an UltraTemp as a design. The study did not provide enough funding to complete a working prototype, however, a funded project from Oakridge national laboratory lead to the fabrication of a prototype UltraTemp a cell witch was successfully tested. The focus now is on an UltraTemp C design that should lead to a fuel cell capable of operating at lower temperature. During the work described above some preliminary work was done to prove the initial concepts of UltraTemp C. The discussion of UltraTemp C “to be accomplished” areas refer to final working units as opposed to the base research.

Located at page 22

Task 1. Igniter Development and Testing (CERIS), page 24

Response to Comment 12

We have corrected the error to state that “these initial runs were in June 2010 and a round of first prototypes were continually analyzed from July 2010 to September 2010 and based on that feedback from that analysis we continuously make improvements to the design.”

Located at page 24

Igniter Development Precursor Work, page 26

Response to Comment 13

We have disclosed that the UltraTemp-C is a two component device with a design that utilizes a substrate or encapsulant of a ceramic composite (UltraTemp-C) with a bonded layer of a conductive oxide ceramic (ink resistance layer) to formulate a design that includes cost improvements and oxidation resistance. Voltage is applied to the conductive layer and within approximately 17 seconds or less and the conductive layer being heated to 900-1200 degrees centigrade and a flowing gas is passed over the device for gas ignition.

Located at page 26

Response to Comment 14

We have disclosed that pursuant to an arrangement between SenCer and us and consistent with SenCer’s role to develop the technologies, SenCer has permitted us to use its software, testing equipment, and manufacturing equipment for prototype manufacturing.

Located at page 28, 39

Current Development Timeline, page 26

Response to Comment 15

We have disclosed that the first OEM presentation was made to Emerson Climate Technologies (“Emerson”) and resulted in Emerson requesting a quotation for a production run of 300,000 igniter units. Emerson has offered to evaluate and test the initial production igniters. We have submitted our quotation to Emerson; however, to date, there is no verbal or written agreement between Emerson and us regarding the potential order or joint design and testing . To date, Emerson has not participated in any development.

Located at page 26

Plan of Operations, page 35

Response to Comment 16

We have disclosed the following about how we determine projected costs of developing prototypes of our future products:

“Our projected cost estimates for each succeeding stage of product development have been and will continue to be evaluated and changed as we receive feedback from potential OEM customers prior to finalization of a design. For example, if UltraTemp-C proves to be a viable solution to aging and lower cost of a fuel cell, it does not matter how large the capacity of the prototype fuel cell is, only that the aging and cost performance of the fuel cell is demonstrated to the OEM customer, in a large part based upon the feedback that we have received from that potential partner or customer. In addition, these products are building blocks to more complex products wherein as we develop more of the core materials development we remove those cost elements from the next product development requirement, such as because the initial layers of the fuel cell are identical to the initial layer of the igniter, we do not have to re-develop the first 2 layers. This foregoing continual evaluation process has occurred since our inception and will continue throughout our development of our future products. Since the chemistry of all the future products is similar, our objective is to set up manufacturing lines for each process with common equipment for the variety of future products consistent with our attempt to lower costs.”

Located at page 36

Response to Comment 17

We have clarified the differences between proof of concept, or early stage prototype and the final prototype. The proof of concept or early stage prototype involves a fabrication of the device to ascertain chemical interactions and early stage performance. The final stage prototype involves a fabrication of the unit with final OEM specifications (80Volts AC in the case of the igniter being scaled up) and tested under final stage requirements (CSA certification). The final stage device would have maximized thermal and chemical properties to achieve a long product life.

Location at page 22

Contractual Obligations, page 37

Response to Comment 18

We have included various factors that limit our ability to make claims regarding lower costs.

Located at page 37

Description of Property, page 39

Response to Comment 19

We have disclosed that:

“Although the lease agreement provides that the leased premises will be used for the purpose of production, assembly warehousing and distribution of UltraTemp, there is no specific provision in the lease agreement that specifically provides for our use of SenCer’s equipment located on the leased property and SenCer is not a party to the lease. Therefore, use of SenCer’s manufacturing equipment would require a separate equipment lease with SenCer. As we disclose on page 22, the New York leased facility contains manufacturing capabilities previously established by SenCer through their manufacturing equipment, which we may lease from SenCer. We have no current agreement to lease any such equipment from SenCer. As we disclose on page 28, we have no present agreements with SenCer to rent their equipment and we have no present calculation of the cost involved in renting the equipment from SenCer and there is no assurance that we will ever use our New York facility for our manufacturing needs. Additionally, we have disclosed that pursuant to an arrangement between SenCer and us and SenCer’s role to develop those technologies, SenCer has permitted us to use its testing equipment, manufacturing equipment for prototype and software.”

Located at page 39

Transactions with Related Persons…page 39

Response to Comment 20

Our Chief Technology Officer is the Chief Executive Officer of SenCer and we have a Technology License Agreement with SenCer. Our officers used are par value ($0.001) as a base means of determining the prior license valuation, to assign what they believed at the time would be the lowest value possible to the license based on it having no prior history regarding operations or revenues. The accounting principle adopted at the time for valuation of the license was then based upon Transition Guidance 805-10-65-1 and FASB ASC Topic 350-30-35-4; however, as stated in Note 10 at page F-37:

Note 10—Restatement

The Company has restated its financial statements as of and for the four months ended March 31, 2010 to reflect a correction to the balance sheet classification of a technology license received in exchange for the issuance of 21.5 million shares of common stock as an intangible asset. The technology license was originally valued at $215,000 (21.5 million common stock shares at par value of $.01). The SEC staff believes that transfers of nonmonetary assets to a company by its promoters or shareholders in exchange for stock prior to or a the time of the company’s initial public offering normally should be recorded at the transferors’ historical cost basis determined under GAAP (SAB Topic 5:G). The Company was unable to identify specific historic costs associated with the License Agreement prior to the filing of its S-1 Registration Statement; therefore, after further evaluation of all facts associated with the original valuation assigned to the License Agreement, the Company determined that no value should be assigned to the License Agreement. This restatement resulted in a reduction of the intangible asset (Technology License) and paid-in capital of $215,000. In addition, this restatement was made to change the wording in the statement of cash flows (Supplemental information) to reflect that the 21.5 million shares were issued in exchange for the technology license and not issued in connection with the acquisition of the technology license. The Company’s summarized financial statements comparing the restated financial statements to those originally filed are as follows:

	Original	Restated	Change
Balance sheet:
Total assets	$322,074	$107,074	$(215,000)

Total liabilities and stockholders equity	$296,079	$81,079	$(215,000)

Statement of Cash Flows:

Supplemental Information:

Original description:	Issuance of 21,500,000 shares of common stock in connection with acquisition of technology license.

Restated description:	Issuance of 21,500,000 shares of common stock in exchange for technolgoy license.

Shares for Services, page 40

Response to Comment 21

We have reconciled our disclosure with footnotes 1 and 2 of our Selling Security Holder table

Location at page 17

Reports to Shareholders, page 42

Response to Comment 22

We have corrected the error to now reflect the fiscal year ending March 31, 2011.

Location at page 42

Security Ownership

Response to Comment 23

We have reconciled footnote 1 with the third sentence of footnote 3 to state that Dan Valladao’s indirect ownership reflects his individual vote on General Automotive’s Board of Directors along with the other two members of its Board as such vote pertains to voting and investment power over the 10,750,000 of our common shares owned by General Automotive.

Location at page 46

Executive Compensation, page 46

Response to Comment 24

We have revised the table to disclose the actual amount of salary received by our executive officers in Fiscal Years 2009 and 2010.

The calculations for Mr. Burt’s salary are:

January 2010	$2500.00
February 2010	$2500.00
March 2010	$2500.00

Fiscal Year 2009 to	$7,500.00

April 2010	$2500.00
May 2010	$2500.00
June 2010	$2500.00
July 2010	$3750.00
August 2010	$2500.00
September 2010	$2500.00
October 2010	$2500.00
November 2010	$2500.00
December 2010	$2500.00

Fiscal year 2010	$23,750.00

We will be deducting $250.00 from Mr. Burt’s pay for the next 5 pay periods to include 1/28/11, 2/11/11, 2/25/11, 3/11/11, 3/25/11 to correct the overpayment in the month of July 2010 so that the end of the fiscal year 2010 will show the agreed upon salary.

The discrepancy in Mr. Burt’s salary is due to his being paid in error an extra paycheck of $1,750 in July 2010, which will be pro rata deducted from his pay over the next 4 pay periods.

Location at page 47

Financial Statements, page F-1

Response to Comment 25

We have updated the financial statements and included the period ending September 30, 2011.

Response to Comment 26

As stated in our disclosure throughout the S-1 Registration Statement filing, the Technology License Agreement provides that SenCer grant to us a perpetual, irrevocable, exclusive, non-transferrable, unlimited, unrestricted, and worldwide license to use certain of SenCer’s existing ceramic composite technology as well as any such technology developed thereafter using the UltraTemp, Ceris or Ceros products for the transportation and appliance gas ignition markets, including gas igniters, appliance igniters, flue gas sensors, automobile sensor heaters, automotive gas sensors, fuel cell stack and components and head and gas distribution products. Prior to our formation, SenCer had no operations, revenues, capital costs or expenditures pertaining to any of the foregoing technologies, markets or potential future products as provided for in this Technology License Agreement. SenCer did perform some work pertaining to a ceramic emitter to be used for plastic welding. During that period, SenCer determined that the ceramic igniter had greater market potential and discussions were held between our future founders, General Automotive and SenCer, to develop and market the igniter as well as other transportation devices. Please note also that SenCer has formulated 50 different varieties of UltraTemp, only two of which are being used by us, UltraTemp A and C, and neither of which has ever been used by SenCer for any testing, prototypes or commercial purposes. SenCer has conducted and will continue to conduct its future business to use UltraTemp in the non-licensed areas for Kiln furniture, Kiln furnaces, medical sensors, uranium and plutonium purification, contract research, and power fuel cells (as opposed to transportation fuel cells).

Response to Comment 27

As indicated in our response to Comment 26 above, we have no operations, revenues, capital costs or expenditures pertaining to any of the referenced technologies, markets or potential future products as provided for in the Technology License Agreement between GreenCell and SenCer.

Response to Comment 28

The prior failure of continuing to value the license at $215,000 in the audited balance sheet was due to a misdirected file to the Edgarizer in to Amendment 4 and has been corrected to reflect a value of zero dollars in Amendment Number 5.

Response to Comment 29

We have included a footnote 10 for corrections of an error.

Location at page F-37

Exhibit 23.1 Accountant Consent

Response to Comment 30

The consent has been changed to reflect that the accounting firm is consenting to the use of its report and the date of the report and the filing has been identified.

Should you have any questions regarding the foregoing, please contact our legal counsel, Frederick M. Lehrer at (561) 706-7646.

Sincerely yours,

s/s	Dan Valladao
Dan Valladao
Chief Executive Officer